

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3010

April 14, 2009

<u>VIA U.S. MAIL AND FAX (562) 733-5200</u>

James F. Flaherty III
Chief Executive Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

> **Re: HCP, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-08895**

Dear Mr. Flaherty:

We have reviewed your response letter dated April 3, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.   We note your response to our prior comment one. In future filings, please include
        a separate accounting policy in your footnotes for your classification of leasing
        costs in your statements of cash flows and specifically identify the nature and
        types of leasing costs that are included in investing cash flows.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Preferred Stock Redemptions, page F-16

2.   We note your response to our prior comment six. In future filings, please expand
        your disclosure to include the terms of your preferred stock.

                                   *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. You may
contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned
at (202) 551-3629 if you have questions.

                                              Sincerely,

                                              Kevin Woody
                                              Branch Chief